July 16, 2019

Matthew White
Chief Financial Officer
Linde plc
10 Priestley Road
Surrey Research Park
Guilford
Surrey GU2 7XY
United Kingdom

       Re: Linde plc
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 18, 2019
           File No. 001-38730

Dear Mr. White:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction